SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For May 16, 2018

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1    FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF DIRECTORS OF THE COMPANY

Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF DIRECTORS OF THE COMPANY

(A) FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 15, 2018:

•	Mr. Marcus James Rhodes;

•	Mr. Osama Mostafa Bedier;

•	Mr. Rohinton Minoo Kalifa.

(B) FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 15, 2018:

•	Mr. Boris Kim;

•	Mr. David Gerald William Birch;

•	Mrs. Nadia Cherkasova;

•	Mr. Sergey Solonin;

•	Mr. Veniamin Polyantsev.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held on June 04, 2018, at 10:00 am (Cyprus time) at Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods and from November 2009 to June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Mr. Osama Bedier has served as our director since June 2014. Mr. Bedier is the founder of Poynt Co. and serves as its chief executive officer. Prior to setting up Poynt, he founded and led Wallet & Payments at Google for two and a half years starting January 2011. Prior to Google, Mr. Bedier spent 8 years running product development at PayPal starting from April 2003. He has also held engineering leadership roles since the introduction of the web at organizations such as eBay, Gateway Computers and AT&T wireless.

Mr. Ron Kalifa has served as our director since June 2014. He is Vice Chairman and Executive Director of Worldpay since April 2013, having previously been CEO of the organization for over 10 years. Prior to this Mr. Kalifa held senior executive roles within the Royal Bank of Scotland Group and NatWest. He also sits on the boards of Transport for London and UK Finance. Mr. Kalifa was awarded an OBE in the Queen’s New Year 2018 Honours List for services to financial services and technology. Mr. Kalifa studied Executive Education at Harvard Business School.

Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. He is also an executive director at Association for Development of Financial Technologies. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Mr. David G.W. Birch is an author, advisor and commentator on digital financial services. He is a Director of the secure electronic transactions consultancy Consult Hyperion, Technology Fellow at the London-based think tank the Centre for the Study of Financial Innovation (CSFI) and a Visiting Professor at the University of Surrey Business School. Before helping to found Consult Hyperion in 1986, he spent several years working as a consultant in Europe, the Far East and North America. He graduated from the University of Southampton with a B.Sc (Hons.) in Physics.

He hold a number of executive roles, including advisor to the board of Qiwi, special advisor to the board of Digital Jersey, advisor to the board of identity startup Brickchain in Luxembourg and advisor to the board of open banking startup Bankifi in the UK. Dave was named one of the global top 15 favourite sources of business information (Wired magazine) and one of the top ten most influential voices in banking (Financial Brand); was found to be one of the top ten Twitter accounts followed by innovators, along with Bill Gates and Richard Branson (PR Daily); was ranked in the top three most influential people in London’s FinTech community (City A.M.), was voted one of the European “Top 40” people in digital financial services (Financial News), was listed of the world’s top 100 most influential FinTech leaders (Hot Topics) and rated Europe’s most influential commentator on emerging payments (Total Payments).

Mrs. Nadia Cherkasova is a member of the Management Board of Otkritie FC Bank. In 1994, Mrs. Cherkasova joined the Nizhny Novgorod office of Inkombank as head of lending. In 1998, Mrs. Cherkasova became a department head with KMB Bank in Nizhny Novgorod. In 2003, she was named a member of the management board and business development director with KMB Bank in Moscow. In 2005, Mrs. Cherkasova joined Trust Bank as managing director for SME. In 2009, she was promoted to head of corporate banking and then chairman of the management board of Trust Bank. In June 2013, Mrs. Cherkasova was appointed senior vice-president and director for SME at VTB 24. In March 2014, she joined the management board of VTB 24. Mrs. Cherkasova holds several professional awards, including the National Award for Efficient Banking Management from the Association of Russian Banks. In 2007, she was named by the World Business magazine (UK) as one of world’s 35 most successful women under the age of 35. In 2010, the internet portal Banki.ru named Mrs. Cherkasova person of the year, and she was named among the top 50 most influential businesswomen in Russia. Mrs. Cherkasova earned a degree in economics from Nizhny Novgorod State University, followed by a degree from the International Moscow Finance and Banking School. Mrs. Cherkasova held internships with South Shore Bank (USA), the EBRD (Austria) and the IIMD (Germany).

Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and a General Director of QIWI JSC. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a General Director and a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Mr. Veniamin Polyantsev is a member of the Management Board of Otkritie FC Bank. From 2003-2005, he held several positions with Citibank, the last of which was head of verification for the lending department of the retail banking division. Between 2005 and 2007, Mr. Polyantsev was vice-president and head of direct sales at the retail banking division of Alfa Bank. In 2007, Mr. Polyantsev joined Russian Standard Bank, where he led products and sales and was also head of products and portfolio management. Between December 2009 and May 2010, Mr. Polyantsev was head of products with KIT Finance Investment Bank. In May 2010, Mr. Polyantsev joined TransCreditBank as head of products and marketing for retail banking, and later led the retail banking business. In June 2012, Mr. Polyantsev was appointed senior vice president and retail banking director with TransCreditBank. Mr. Polyantsev joined VTB 24 as head of retail banking in October, 2013 and held a senior executive role at VTB 24 until December, 2017. Mr. Polyantsev graduated in 2002 from the Russian State Humanitarian University with a joint degree in engineering and in economics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: May 16, 2018	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer